Exhibit 99.8

PRESS RELEASE

TotalEnergies decides the distribution of a second interim dividend of €0.90/share for fiscal year 2026,an increase of 5.9% compared to

2025

Paris, July 23th, 2026 - The Board of Directors meeting on July 22, 2026 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, decided the distribution of a second interim dividend of €0.90/share for fiscal year 2026, an increase of 5.9% compared to the three interim dividends and final dividend paid for fiscal year 2025 and equal to the first interim dividend paid for fiscal year 2026.

This increase is in line with the shareholder returns policy announced by the Board of Directors, which prioritizes dividend growth reflecting the Company's cash flow growth.

This interim dividend will be detached and paid in cash exclusively, according to the following timetable:

Euronext	NYSE

Ex-dividend date 1	December 31, 2026	December 31, 2026

Payment date 2	January 5, 2027	January 22, 2027

1 As a reminder, the record date for shares listed on the NYSE is December 31, 2026.

2 The applicable EUR/USD exchange rate will be the WM/Refinitiv Intra-Day spot rate published at 2:00 p.m. (Paris time) on January 14, 2027. The amount of the interim dividend in USD will be made available on the TotalEnergies website (https://totalenergies.com/investors/shares-and-dividends/dividends). To ensure orderly dividend payment across both markets, a transfer freeze period between the two markets will be in effect from December 30, 2026 at 3:00 p.m. (New-York time) until the opening of the Euronext market on January 5, 2027.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

Contacts TotalEnergies

Relations Media: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR
Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Disclaimer:

Unless otherwise stated, the terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. The term “Corporation” as used in this document exclusively refers to TotalEnergies SE, which is the parent company of the Company.

This document contains forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to expectations regarding returns to stockholders, including with respect to future dividends, the anticipated payment of dividends to owners of ordinary shares registered on the U.S. register in U.S. dollars and the timetable relating to such dividends. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They are uncertain and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the risk factors described from time to time in the Corporation regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20 F filed with the United States Securities and Exchange Commission (“SEC”) and its other reports filed or furnished with the SEC.

Future interim or final annual dividends payments beyond the interim dividend payable on January 5th, 2027 (or January 22nd, 2027 for holders on the U.S. register) have not yet, respectively, been decided by the Board of Directors or approved by shareholders at a General Meeting. Management’s expectations with respect to such future dividends are “forward-looking statements” and are non-binding. The Board of Directors retains full discretion to decide to distribute an interim dividend and to set the amount and date of the distribution and decide on the dividend to be submitted for approval by shareholders at a General Meeting, based on a number of factors, including TotalEnergies’ financial results, balance sheet strength, cash and liquidity requirements, future prospects, commodity prices, and other factors deemed relevant by the Board. Moreover, the payment of dividends to owners of the ordinary shares held on the U.S. register in U.S. dollars and the timetable for such payments will depend on, among other things, the ability to pay such dividend in U.S. dollars in compliance with applicable law and securities exchange rules in effect, the maintenance of the structure necessary to distribute such dividends in U.S. dollars, including through French and U.S. paying agents or other intermediaries, the timely processing of distributions through such structure, and declaration of an ex-dividend date by each of the relevant exchanges that corresponds to the expectations of the Company.

Readers are cautioned not to consider forward-looking statements as certain, but as an expression of the Corporation’s views only as of the date this document is published.

TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document.

Cautionary Note to U.S. Investors – U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault – 92078 Paris-La Défense Cedex, France, or at the Corporation website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.